PRO FORMA VALUATION REPORT FIRST PACTRUST BANCORP, INC. PROPOSED HOLDING COMPANY FOR PACIFIC TRUST BANK Chula Vista, California Dated As Of: May 3, 2002

Prepared By:

RP Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP FINANCIAL, LC. Financial Services Industry Consultants

May 3, 2002

Board of Directors
Pacific Trust Bank
610 Bay Boulevard
Chula Vista, California 91910

Gentlemen:

         At your request, we have completed and hereby provide an updated independent appraisal ("Appraisal Update") of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion of Pacific Trust Bank, Chula Vista, California ("Pacific Trust" or the "Bank"). The common stock issued in connection with the Bank's conversion will simultaneously be acquired by a newly-formed holding company, First PacTrust Bancorp, Inc. ("Bancorp"). Pursuant to the Plan of Conversion, the common stock will be offered to depositors of the Bank, the Bank's employee stock ownership plan (the "ESOP") directors, other members of the Bank, directors, officers and employees of the Bank, members of the local community and the public at large (the Subscription and Community Offerings).

         This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), including the most recent revisions as of October 21, 1994, and applicable regulatory interpretations thereof.

         Our original appraisal report, dated March 15, 2002 (the "Original Appraisal"), is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

         This update has been prepared to reflect changes in stock market conditions for thrifts since the Original Appraisal and Pacific Trust's recent financial developments as of March 31, 2002.

Washington Headquarters Rosslyn Center 1700 North Moore Street, Suite 2210 Arlington, VA 22209 www.rpfinancial.com	Telephone: (703) 528-1700 Fax No.: (703) 528-1788 Toll-Free No.: (866) 723-0594 E-Mail: mail@rpfinancial.com

Board of Directors
May 3, 2002

Description of Reorganization

         The Board of Directors of the Bank has adopted a plan of conversion pursuant to which the Bank will convert from a federally chartered mutual savings bank to a federally chartered stock savings bank and issue all of its outstanding shares to Bancorp. First PacTrust Bancorp will sell in the Subscription and Community Offerings, common stock in the amount equal to the appraised value of the Bank. First PacTrust Bancorp will use 50 percent of the net conversion proceeds to purchase the Bank's common stock. A portion of the net conversion proceeds retained by Bancorp will be loaned to the ESOP to fund the ESOP's stock purchases in the offering, and the remainder will be reinvested into investment securities.

Limiting Factors and Considerations

         Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

         RP Financial's valuation was determined based on the financial condition and operations of Pacific Trust as of March 31, 2002, the date of the financial data included in the "Recent Developments" section of the regulatory applications and prospectus.

         RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

         The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Bank's financial performance and condition, management policies, and current conditions in the equity markets for thrift shares. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Board of Directors
May 3, 2002

Discussion of Relevant Considerations

1.       Financial Results

         Table 1 presents summary balance sheet and income statement data through March 31, 2002. The overall composition of Pacific Trust's updated balance sheet was generally comparable to the December 31, 2001, data, with the Bank experiencing modest to strong balance sheet growth during the quarter, roughly half of which was attributable to previously anticipated loan purchases. The asset growth was funded through deposits and expanded use of borrowed funds.

         Growth Trends

         Pacific Trust's total assets increased by approximately $39 million over the three months ended March 31, 2002, as a result of the purchase of $20.0 million of 1-4 family mortgage loans and continued originations. Additionally, balances of cash and investment securities increased modestly during the quarter. Despite interim deposit growth, the Bank supplemented its funding sources with expanded utilization of Federal Home Loan Bank ("FHLB") advances. Equity increased during the quarter ended March 31, 2002, primarily as a result of interim earnings.

         Loan Receivable

         Loans receivable increased from $257.2 million, as of December 31, 2001, to $290.3 million, as of March 31, 2002, to equal 83.1 percent of total assets. Net loans increased by $33.1 million as a result of the purchase of a $20.0 million pool of 1-4 family mortgage loans, and growth in 1-4 family mortgage loan originations, net of repayments. Balances in other segments of the loan portfolio including the commercial and multi-family mortgage loans remained comparatively stable over the three months ended March 31, 2002.

         Cash and Investment Securities

         The balance of cash and cash equivalents increased modestly over the quarter ended March 31, 2002, by $3.8 million to equal $21.8 million, or 6.25 percent of assets. Investment securities also reflected moderate growth over the quarter ended March 31, 2002, to equal $16.1 million, or 4.62 percent of total assets. As of March 31, 2002, the cash and investments portfolio consisted of cash, interest-earning deposits in other financial institutions, collateralized mortgage obligations ("CMOs") collateralized by mortgage loans guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac, and U.S. government agency obligations. Additionally, the Bank holds FHLB stock.

         Funding

         Total deposits increased by $24.5 million, or 9.7%, to equal $276.5 million at March 31, 2002. The increase reflected growth in savings, NOW and money market accounts and certificates of deposit. Certificates of deposits increased $7.1 million, or 5.8%, to $130.1 million. Money market accounts, NOW accounts and savings accounts increased by $2.9

Board of Directors
May 3, 2002

Table 1
Pacific Trust Bank
Recent Financial Data

	At December 31, 2001		At March 31, 2002
	Amount	% of Assets	Amount	% of Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Assets	$310,076	100.00%	$349,349	100.00%
Cash and cash equivalents	18,003	5.81	21,833	6.25
Loans receivable (net)	257,216	82.95	290,276	83.09
Investment securities-AFS	13,661	4.41	16,124	4.62
FHLB stock	2,509	0.81	2,546	0.73
Servicing agent receivable	11,687	3.77	10,357	2.96
Deposits	251,954	81.26	276,509	79.15
Borrowed funds	28,000	9.03	41,000	11.74
Total equity	28,721	9.26	29,083	8.32

	12 Months Ended 12/31/01		12 Months Ended 3/31/02
	Amount	% of Avg. Assets	Amount	% of Avg. Assets
	($000)	(%)	($000)	(%)
Summary Income Statement
Interest income	$21,822	7.08%	$21,106	6.68%
Interest expense	(11,573)	(3.75)	(10,430)	(3.30)
Net interest income	$10,249	3.33%	$10,676	3.38%
Provision for loan losses	(68)	(0.02)	63	0.02
Net interest income after provisions	$10,181	3.30%	$10,739	3.40%
Other operating income	1,086	0.35	1,026	0.32
Operating expense	(7,604)	(2.47)	(8,018)	(2.54)
Net operating income	$ 3,664	1.19%	$ 3,748	1.19%
Gain(Loss) on sale of AFS securities	(55)	(0.02)	(77)	(0.02)
Total non-operating income/(expense)	$ (55)	(0.02)%	$ (77)	(0.02)%
Net income before tax	3,609	1.17%	3,671	1.16%
Income taxes	(1,512)	(0.49)	(1,494)	(0.47)
Net income	$2,096	0.68%	$2,176	0.69%

Addback: Non-recurring expense	55	0.02	77	0.02
Tax effect(1)	(23)	(0.01)	(31)	(0.01)
Estimated core net income	$2,128	0.69%	$2,222	0.70%

(1) Reflects effective tax rate for each period.

Source: Pacific Trust's audited and unaudited financial statements and RP Financial calculations.

Board of Directors
May 3, 2002

million, $6.9 million and $7.6 million, respectively. FHLB advances increased $13.0 million, or 46.4%, to equal $41.0 million at March 31, 2002. The additional advances were also used to fund loan growth during the period.

         Equity

         Total equity increased by approximately $362,000 during the quarter to equal $29.1 million, or 8.32 percent of assets. The increase in equity reflects $464,000 of retained earnings during the quarter, which was partially offset by an increase in the unrealized loss on available-for-sale ("AFS") securities.

         Income and Expense Trends

         Pacific Trust's trailing 12 month earnings increased in the most recent period, from $2.1 million for the 12 months ended December 31, 2001, to $2.2 million for the 12 months ended March 31, 2002, reflecting growth in net interest income, which was partially offset by higher operating costs. Trends with respect to core income closely paralleled trends for reported net income.

         Net Interest Income

         Pacific Trust's net interest income increased for the most recent trailing 12 month period in dollar terms and as a percent of average assets. Specifically, net interest income increased by $427,000 to $10.7 million while the net interest ratio increased by 5 basis points to 3.38 percent for the most recent period. The growth in net interest income reflects the benefit of balance sheet growth and that the cost of funds has declined at a faster pace than the yield on interest-earning assets in the lower interest rate environment that prevailed in the most recent period.

         Loan Loss Provisions

         The Bank's earnings benefited from $63,000 of net recoveries reported for the twelve months ended March 31, 2002, versus loan loss provisions of $68,000 for the twelve months ended December 31, 2001. The allowance for loan losses was $1.9 million at March 31, 2002, as compared to $1.7 million at December 31, 2001, or 0.65 percent and 0.67 percent, respectively.

         Non-Interest Income

         Non-interest income decreased slightly for the most recent period to $1.0 million, or 0.32 percent of average assets, which reflects a continuation of trends observed for the last several fiscal years. The Bank's non-interest income is primarily generated from the core deposit base in the form of various fees and charges on deposit accounts and transactions. A smaller portion of this income is obtained from other miscellaneous retail banking sources and lending activities. Non-interest income is expected to remain at moderate levels since Pacific Trust employs a low fee structure as a marketing tool.

Board of Directors
May 3, 2002

         Operating Expenses

         Pacific Trust's operating expenses have been increasing due to asset growth, de novo branches and revenue diversification efforts. For the most recent twelve month period, operating expenses totaled $8.0 million, or 2.54 percent of average assets.

         Pacific Trust expects operating expenses will continue to increase given the growth and expansion targets and due to the costs of the stock-related benefit plans. At the same time, continued growth and reinvestment of the conversion proceeds is expected to largely offset the anticipated expense increase.

         Efficiency Ratio

         Pacific Trust's efficiency ratio (operating expenses as a percent of the sum of net interest income and other operating income) of approximately 68.5 percent for the most recent 12 months reflects a small increase (i.e. deterioration) from the 67.1 percent ratio for the 12 months ended December 31, 2001.

         Non-Operating Income/Expense

         Non-operating income and expense items continued to have a limited impact on the Bank's operating statements. Net non-operating expense totaled $77,000 for the twelve months ended March 31, 2002, reflecting losses realized on the sale of AFS securities.

         Taxes

         Pacific Trust's tax rate approximated 41 percent for the twelve months ended March 31, 2002, which closely approximates the 42 percent average tax rate reported for the twelve months ended December 31, 2001.

2.       Peer Group Financial Comparisons

         Tables 2 and 3 present the most updated financial characteristics and operating results available for Pacific Trust, the Peer Group and all publicly-traded savings institutions.

         Financial Condition

         The balance sheet ratios for Pacific Trust and the Peer Group reflected modest change since the Original Appraisal. Relative to the Peer Group, the Bank's interest-earning assets composition continued to reflect a modestly higher level of loans and a lower level of MBS and cash and investments.

         The Peer Group continues to maintain a higher ratio of capital relative to Pacific Trust on a pre-conversion basis. The Bank's equity base of 8.3 percent was below the Peer Group's average net worth ratio 11.4 percent. However, with the addition of stock proceeds, Pacific

Board of Directors
May 3, 2002

[TABLE 2 GOES HERE]

Board of Directors
May 3, 2002

Trust's pro forma capital position is expected to increase to levels in excess of the Peer Group average. Pacific Trust's higher pro forma capital will provide greater leverage potential than the Peer Group, although in the intermediate term the higher capital will lead to a disadvantage in terms of return on equity ("ROE").

         Pacific Trust's funding liabilities continue to reflect a strategy which is more dependent upon retail deposits, as the Bank's deposits equaled 79.2 percent of assets versus the 71.5 percent Peer Group average. The Peer Group has relied on a higher level of borrowed funds (11.7 percent for the Bank versus 15.8 percent of assets on average for the Peer Group).

         Pacific Trust's interest-earning assets ("IEA") position (including cash and equivalents) increased modestly to equal 94.8 percent of assets but remains below the Peer Group average of 96.6 percent. The Bank continues to maintain a higher ratio of interest-bearing liabilities ("IBL") due to lower capitalization, equal to 90.9 percent of assets, relative to the Peer Group's ratio of 87.3 percent. As a result, Pacific Trust's IEA/IBL ratio of 104.3 percent is currently at a disadvantage to the Peer Group average of 110.7 percent, but this disadvantage will be diminished on a post-offering basis.

         Updated growth rates for Pacific Trust and the Peer Group indicate little change for the Peer Group, but the Bank's growth in the area of assets, loans, and deposits reflect the impact of recent loan growth and the related need for additional funds (Pacific Trust's growth rates are annualized rates for the 15 months ended March 31, 2002 while the Peer Group's growth rates are for the 12 months ended December 31, 2001). In this regard, Pacific Trust's asset growth has increased to 12.75 percent, which exceeds the 4.92 percent average growth posted by the Peer Group. The Bank's asset growth is concentrated in loans, which increased 18.75 percent, versus an average of 5.83 percent for the Peer Group. Importantly, loan portfolio growth for the Bank was largely realized in the most recent quarter and reflects a significant level of purchase activity. Increased deposit growth by the Bank reflects the impact of the additional need for funds - deposits increased by 20.32 percent for Pacific Trust versus 4.26 percent for the Peer Group on average. Even with the Bank's growth in FHLB advances during the past quarter, the increase in deposits over the past year have contributed to the reduced level of borrowings from the end of fiscal 2000.

         Equity growth rates for Pacific Trust and the Peer Group approximated 8.08 percent and 3.52 percent, respectively. The Peer Group's more limited equity growth, notwithstanding higher profitability, reflects their dividend and capital management strategies. On a post-offering basis, the Bank's capital growth rate should be diminished due to the increased equity level, despite improved profitability.

         Income and Expense Trends

         Pacific Trust and the Peer Group reported profitability ratios of 0.69 percent and 1.05 percent, respectively (see Table 3), for the most recent 12 month period. The Bank's profitability is comparatively lower given its lower net interest income ratio and non-interest income ratio, which are partially offset by its lower operating expense ratio. Excluding the after-tax impact of non-recurring income and expenses (primarily consisting of net gains on sale), the Bank's core

Board of Directors
May 3, 2002

[TABLE 3 GOES HERE]

Board of Directors
May 3, 2002

profitability of 0.70 percent remained below the 0.91 percent core profitability ratio average for the Peer Group.

         Neither Pacific Trust's nor the Peer Group's updated net interest margin changed significantly. The net interest income ratio equaled 3.38 percent and 3.79 percent of average assets for Pacific Trust and Peer Group, respectively. Pacific Trust's lower net interest income ratio continues to reflect a lower interest income ratio, despite a more favorable ratio of interest expense. Pacific Trust's lower interest income ratio (6.68 percent of average assets for the Bank versus 7.75 percent for the Peer Group) reflects the Bank's higher concentration of 1-4 family residential mortgage loans, the majority of which are adjustable rate. In contrast, the Peer Group has diversified their loan portfolios into higher yielding commercial and multi-family loans. The Bank's comparatively lower interest expense ratio (3.30 percent versus 3.96 percent for the Peer Group) reflects the Bank's limited reliance on borrowed funds (which typically entail a higher interest cost vis-à-vis retail deposits) as well as the Bank's higher ratio of savings and transaction accounts. Pacific Trust's interest expense ratio should diminish on a pro forma basis as the conversion proceeds will represent cost-free funds for the Bank. At the same time, the Peer Group's higher CD concentration should contribute to lower interest expense as CD reprice at lower rates in the lower prevailing interest rate environment today.

         Loan loss provisions were a larger factor in the Peer Group's earnings, amounting to 0.18 percent of average assets for the Peer Group versus net recoveries equal to 0.02 percent of average assets for the Bank. Loan loss provisions were limited for the Bank since the current ("NPAs") were at diminimus levels.

         Pacific Trust's modestly lower operating expense ratio continued to partially offset its comparatively lower net interest income ratio. The most recent operating expense ratios for Pacific Trust and the Peer Group were 2.54 percent and 2.61 percent, respectively, while intangible amortization was relatively nominal. As discussed in the Original Appraisal, factors contributing to the increases in Pacific Trust's operating expense ratios include recent efforts to expand and diversify. On a post-offering basis, Pacific Trust's operating expenses can be expected to increase with the addition to the stock benefit plans. At the same time, Pacific Trust will have greater capacity for growth, given a higher pro forma capital ratio.

         Non-interest operating income remained lower for Pacific Trust in comparison to the Peer Group, equal to 0.32 percent and 0.49 percent, respectively, in part reflecting Pacific Trust's credit union roots where fees were typically limited and as the Bank continues to employ its low fee structure as a marketing tool.

         The efficiency ratio remains less favorable for Pacific Trust, equal to 68.5 percent versus 60.9 percent for the Peer Group on average. The Bank's efficiency ratio is expected to improve on a post-conversion basis, but remain at a competitive disadvantage to the Peer Group.

         Non-operating expense of 2 basis points for Pacific Trust consisted primarily of losses on the sale of AFS securities. The Peer Group reported net non-operating income equal to 0.22% of average assets, which was largely comprised of gains on the sale of loans and investments. Such gains are subject to volatility due to fluctuations in market and other interest rates, and, thus are not viewed as being a recurring source of income, and thus will continue to be excluded from the calculation of the valuation earnings base.

Board of Directors
May 3, 2002

         Pacific Trust's effective tax rate of 40.71 percent remains modestly above the Peer Group's average tax rate of 36.60 percent based on updated financial data.

3.       Stock Market Conditions

         Since the date of the Original Appraisal, the overall stock market has generally experienced a decline. Stocks traded in a narrow range in mid-March 2002, reflecting uncertainty over the strength of the economic recovery and the prospect of future rate increases by the Federal Reserve. The Federal Reserve's decision to leave short-term rates unchanged at its mid-March meeting, as well as a shift in its policy directive to a neutral stance from one that favored additional easing, provided for a mixed reaction in the stock market. Stocks moved lower in late-March, reflecting first quarter earnings concerns and the prospect of rising interest rates. Concerns about the Mideast conflict further contributed to the slide in stocks during early-April. The broader stock market continued to struggle through mid-April, as the result of disappointing first quarter earnings among some of the blue chip stocks and weak earnings forecasts for the balance of 2002. The NASDAQ Composite Index hit a six month low during the week ending May 3, 2002, in spite of the announcement of first quarter GDP growth of 5.8 percent. The telecommunications and technology sector stocks continued to provide negative influences to the overall stock market. On May 3, 2002, the Dow Jones Industrial Average closed at 10006.63 or 5.7 percent lower since the date of the Original Appraisal and the NASDAQ Composite Index closed at 1613.03 or 13.7 percent lower since the date of the Original Appraisal.

         The market for thrift issues generally outperformed the broader stock market, since the date of the Original Appraisal. A low inflation reading indicated by the Producer Price Index for February served as a boost to thrift prices in mid-March 2002. Thrift stocks edged lower following the Federal Reserve's March meeting, reflecting growing sentiment that the economic recovery would lead to higher interest rates in the second half of the year. However, as investors became more optimistic about first and second quarter earnings for the thrift sector, along with growing sentiment that Federal Reserve was not likely to raise rates in May, thrift issues strengthened in early-April. The upward momentum in thrift stocks was sustained through mid-April, with the advance supported by favorable first quarter earnings, low inflation data and investors dumping technology stocks in favor of lower risk bank and thrift stocks. The favorable first quarter earnings releases credited the improvement in net income from the lower interest rate environment, which resulted in better spreads and net interest income for the industry. On May 3, 2002, the SNL Index for all publicly-traded thrifts closed at 1145.9, an increase of 11.5 percent since the date of the Original Appraisal. Much of the gain in the market-cap weighted SNL Index was driven by the large cap issues, as the increase in the SNL Index for thrifts with assets between $250 million and $500 million was a less notable 5.8 percent over the same time period.

         The updated pricing measures for all publicly-traded thrifts and the Peer Group reflected modestly greater increases compared to the 5.8 percent increase indicated for the SNL Index for publicly-traded thrifts with total assets between $250 million and $500 million.

Board of Directors
May 3, 2002

Overall, since the date of the Original Appraisal, the comparative changes in the pricing measures for the Peer Group and all publicly-traded thrifts indicate a stronger performance by the Peer Group, whose median pricing ratios reflected an increase in the range of 5.9 percent to 23.1 percent. The increase in the P/B ratios of the Peer Group was supported both by an increase in their market capitalization as noted below and declining values of AFS portfolio in the rising interest rate environment for several companies.

         All eleven Peer Group companies were trading at higher prices as of May 3, 2002, and the increase in their respective market capitalizations on an individual basis range from a low of 5.5 percent for Evertrust Financial Group, Inc., to a high of 28.2 percent posted by ITLA Capital Corp. of CA. The three companies leading the Peer Group in price appreciation were ITLA Capital Corp. of CA, Broadway Financial Corp. of CA, and Quaker City Bancorp, Inc. of CA, whose market capitalizations increased by 28.2 percent, 27.4 percent and 23.8 percent, respectively, with each of the companies reporting favorable earnings results in the interim period since the Original Appraisal. The median change in the market capitalization for the Peer Group since the date of the Original Appraisal equaled 12.3 percent. A comparative pricing analysis of all publicly-traded thrifts and the Peer Group is shown in Table 4, based on market prices as of March 15, 2002 and May 3, 2002.

Table 4
Median Pricing Characteristics

	At March 15, 2002	At May 3, 2002	Percent Change
Peer Group
Price/Earnings (x)	12.43x	13.16x	5.9%
Price/Core Earnings (x)	14.56	16.09	10.5
Price/Book (%)	106.93%	118.60%	10.9
Price/Tangible Book (%)	108.47	119.22	9.9
Price/Assets (%)	11.85	14.59	23.1
Price/Share ($) (1)	---	---	11.5
Market Capitalization (1)	---	---	12.3

All Publicly-Traded Thrifts
Price/Earnings (x)	13.71x	14.89x	8.6%
Price/Core Earnings (x)	15.41	16.81	9.1
Price/Book (%)	111.72%	121.98%	9.2
Price/Tangible Book (%)	118.47	127.75	7.4
Price/Assets (%)	11.31	12.41	9.7
Other
SNL Thrift Index
- All thrifts	1027.3	1145.9	11.5%
- Thrifts with $250 to $500 Million of Assets	2048.9	2166.8	5.8

(1) Reflects the median or the percentage change for the Peer Group companies on an individual basis.

Board of Directors
May 3, 2002

         The "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies. Accordingly, as discussed in the Original Appraisal, RP Financial has considered the pro forma pricing and trading level of recently converted companies in this updated appraisal. Over the last three months, two standard conversion offerings, one MHC offering and one second-step conversion was completed. As shown in Table 5, the recent standard conversion offerings, on average, increased 22.5 percent from their IPO prices during the first week of trading. The average pro forma price/tangible book and core price/earnings ratios of the recent conversions equaled 63.7 percent and 26.8 times, respectively.

         While not directly comparable to the Bank's proposed transaction, there has been one second step offering and one mutual holding company offering completed since the date of the Original Appraisal. Both of these offering were oversubscribed and closed at the supermaximum of their respective offering ranges.

         Valuation Adjustments

         In the Original Appraisal, we made the following adjustments to Pacific Trust's pro forma value based upon our comparative analysis to the Peer Group:

Key Valuation Parameters	Previous Valuation Adjustment

Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth Slight Upward	Primary Market Area No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	Moderate Downward
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

         The updated financial condition and earnings of Pacific Trust and the Peer Group led us to conclude that the valuation adjustments for financial condition and profitability, growth, and viability of earnings should remain unchanged from the Original Appraisal. The factors concerning the valuation parameters of asset growth, primary market area, dividends, liquidity of the shares, management and effect of government regulation and regulatory reform did not change since the Original Appraisal date. Accordingly, those parameters were not discussed further in this Update.

Board of Directors
May 3, 2002

[TABLE 5 GOES HERE]

Board of Directors
May 3, 2002

         The general market for the Peer Group and all thrift issues has increased while the broader market indices have declined since the date of the Original Appraisal. Activity in the new issue market has been limited, but the recent offerings that have been completed have been well received and have traded above their IPO prices in initial trading activity. Overall, taking into account the foregoing factors, we believe that an increase in the Bank's estimated pro market value as set forth in the Original Appraisal is appropriate, primarily to reflect the increase in the Peer Group's pricing ratios.

Valuation Approaches

         In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing Pacific Trust's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Pacific Trust's prospectus for reinvestment rate, the effective tax rate, offering expenses and stock benefit plan assumptions (summarized in Exhibits 2 and 3). In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group.

         Consistent with the Original Appraisal, this Update continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Based on the foregoing, and taking into account the increase in the Peer Group's pricing ratios, RP Financial concluded that, as of May 3, 2002, the pro forma market value of the Bank's conversion stock was $40,000,000 at the midpoint, equal to 4,000,000 shares issued at a per share value of $10.00, which reflects a 29 percent increase relative to the midpoint valuation established in the Original Appraisal.

         P/E Approach. The application of the P/E valuation method requires calculating Pacific Trust's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items on a tax-effected basis. In deriving Pacific Trust's core earnings, the adjustments made to reported earnings was to eliminate on a tax effected basis losses on the sale of investment securities. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 41.15 percent for the gains eliminated, Pacific Trust's core earnings were determined to equal $2.221 million for the 12 months ended March 31, 2002. Comparable adjustments were made to the Peer Group's earnings in the calculation of core earnings.

Board of Directors
May 3, 2002

Amount
($000)
Trailing 12 Month Net Income (3/31/02)	$2,176
Plus: Net Losses on the Sale of Investments	77
Tax Effect (1)	(32)
Core Earnings Estimate	$2,221

(1) Reflects a 41.15% effective tax rate on the adjustments.

         Based on the reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Bank's pro forma reported and core P/E multiples at the $40.0 million midpoint value equaled 17.92 and 17.56 times, respectively. The premium relative to reported earnings increased from 16.7 percent in the Original Appraisal to 36.2 percent in this updated valuation. The premium to core earnings equaled 9.1 percent versus a modest discount set forth in the Original Appraisal.

         P/B Approach. The application of the P/B valuation method requires calculating Pacific Trust's pro forma market value by applying a valuation P/B ratio to the Bank's pro forma book value. Based on the $40.0 million midpoint valuation, Pacific Trust's pro forma P/B and P/TB ratios equaled 63.48 percent. The increase in the pro forma P/B at the midpoint from 56.48 percent in the Original Appraisal to 63.48 percent in this updated valuation equaled 12 percent, which compares closely to the increase in the Peer Group's median P/TB ratios. At the supermaximum of the valuation range, the Bank's P/B ratio equaled 71.31 percent, which is discounted from the Peer Group median by 39.9 percent.

         P/A Approach. The P/A valuation methodology determines market value by applying a valuation P/A ratio to Pacific Trust's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, Pacific Trust's value equaled 10.44 percent of pro forma assets. Comparatively, the Peer Group companies exhibited a median P/A ratio of 14.59 percent, which implies a 28.4 percent discount being applied to the Bank's pro forma P/A ratio, as compared to 22.2 percent in the Original Appraisal.

Valuation Conclusion

         Based on the foregoing, it is our opinion that, as of May 3, 2002, the estimated aggregate pro forma market value of Pacific Trust has increased to $40,000,000 at the midpoint, which reflects a 29 percent increase relative to the valuation midpoint established in the Original Appraisal. Pursuant to the conversion guidelines, the 15% offering range includes a minimum value of $34,000,000 and a maximum value of $46,000,000. Based on the $10.00 per share offering price, this range equates to an offering of 3,400,000 shares at the minimum to 4,600,000 shares at the maximum. The offering also includes a provision for a super range, which if exercised, would result in an offering size of $52,900,000, equal to 5,290,000 shares at the $10.00 per share

Board of Directors
May 3, 2002

offering price. The pro forma valuation calculations relative to the Peer Group are shown in Table 6 and are detailed in Exhibit 2 and Exhibit 3.

Respectfully submitted,

RP FINANCIAL, LC.

Ronald S. Riggins
                  President and Managing Director

James P. Hennessey
                  Senior Vice President

Board of Directors
May 3, 2002

[TABLE 6 GOES HERE]